Pacific Rim Mining Corp.
Interim Consolidated Balance Sheets
(Prepared by Management)
In thousands of U.S. Dollars

	As at	As at
	July 31,	April 30,
ASSETS	2007	2007
	(unaudited)
Current Assets
Cash, cash equivalents and bullion
Cash and cash equivalents	$872	$2,496
Temporary investments (Note 4)	5,581	7,937
Bullion (Note 5)	1,888	778
Receivables	429	322
Production inventory	119	299
	8,889	11,832

Property, Plant and Equipment (Note 6)	7,173	6,271
Closure Fund (Note 7)	3,489	3,391
	$19,551	$21,494

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$1,633	$2,285
Accrued closure costs- current portion (Note 9)	250	250
	1,883	2,535

Accrued Closure Costs (Note 9)	2,316	2,322
	4,199	4,857

SHAREHOLDERS’ EQUITY
Share Capital (Note 10)
Authorized:
unlimited common shares without par value
Issued and fully paid:	76,765	76,765
109,781,960 shares outstanding (109,781,960 @
Apr.30/07)
Contributed Surplus - Statement attached	2,095	1,993
Accumulated Other Comprehensive Income (Statement
attached)	136	-
Deficit - Statement attached	(63,644)	(62,121)
	15,352	16,637
	$19,551	$21,494

APPROVED BY THE BOARD OF DIRECTORS:

“Paul B. Sweeney”                                              , Director

“Catherine McLeod-Seltzer”                            , Director

- See Accompanying Notes -

Pacific Rim Mining Corp.
Interim Consolidated Statements of Loss
(Prepared by Management)
In thousands of U.S. Dollars, except per share amounts
(unaudited)

	Three	Three
	Months	Months
	Ended	Ended
	July 31,	July 31,
	2007	2006
Revenue
Sales	$1,339	$1,610

Cost of Sales
Operating costs	139	966
Depreciation, depletion and amortization	85	4
	224	970
Mine Operating Income	1,115	640

Expenses (Income)
Exploration
- direct	2,301	2,174
- stock-based compensation (Note 10)	45	11
General and administrative
- direct	601	413
- stock-based compensation (Note 10)	57	106
Unrealized foreign exchange (gain)/loss	(328)	152
Interest income	(102)	(170)
	2,574	2,686
Loss for the Period	$(1,459)	$(2,046)

Loss Per Share - Basic and Diluted	$(0.01)	$(0.02)
Weighted average shares outstanding during the period	109,781,960	105,962,064

- See Accompanying Notes -

Pacific Rim Mining Corp.
Interim Consolidated Statements of Shareholders’ Equity
(Prepared by Management)
In thousands of U.S. Dollars
(unaudited)

				Accumulated
	Share Capital		Contributed	Other	Accumulated
	Common Shares		Surplus	Comprehensive	Deficit	Total
				Income
	Number	$	$	$	$	$

Balance – April 30, 2007	109,781,960	76,765	1,993	-	(62,121)	16,637
Stock-based
compensation	-	-	102	-	-	102
Adoption of new accounting
standard (see note 2)	-	-	-	142	(64)	78
Unrealized gain on
financial assets
classified as available-	-	-	-	82	-	82
for-sale
Realized gain on sale of
financial assets classified
as available-for-sale				(88)		(88)
transferred to net loss	-	-			-
Loss for the period	-	-	-	-	(1,459)	(1,459)

Balance – July 31, 2007	109,781,960	76,765	2,095	136	(63,644)	15,352

- See Accompanying Notes –

Pacific Rim Mining Corp.
Interim Consolidated Statements of Cash Flows
(Prepared by Management)
In thousands of U.S. Dollars |(unaudited)

	Three	Three
	Months	Months
	Ended	Ended
	July 31,	July 31,
	2007	2006
Operating Activities
Income (Loss) for the period	$(1,459)	$(2,046)
Adjustment to reconcile income (loss) to cash flow provided by operations:
Depletion, depreciation and amortization	90	8
Stock-based compensation	102	117
Stock issued for services	-	111
Accretion cost	27	-
Net interest earned on closure fund	(41)	(30)
	(1,281)	(1,840)
Accounts payable and accrued liabilities	(652)	24
Closure cost expenditures	(33)	(33)
Inventories	(930)	(458)
Receivables	(107)	(191)
Cash Flow Used for Operating Activities	(3,003)	(2,498)
Investing Activities
Temporary investment redemptions	2,370	1,364
Purchase of property, plant and equipment	(991)	(8)
Cash Flow Provided By Investing Activities	1,379	1,356
Financing Activities
Shares issued for cash, net of issuance cost	-	293
Cash Flow Provided By Financing Activities	-	293

Net Increase (decrease) in Cash and Cash Equivalents	(1,624)	(849)
Cash and cash equivalents - Beginning of period	2,496	1,757
Cash and Cash Equivalents - End of Period	$872	$908

- See Accompanying Notes –

Pacific Rim Mining Corp.
Interim Consolidated Statements of Comprehensive Loss
(Prepared by Management)
In thousands of U.S. Dollars
(unaudited)

	Three	Three
	Months	Months
	Ended	Ended
	July 31,	July 31,
	2007	2006

Net Loss for the Period	$(1,459)	$-

Other comprehensive income
Unrealized gains (loss) on investments available for sale (Note 10)	(6)	-

Comprehensive Loss for the Period	$(1,465)	$-

- See Accompanying Notes -

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
July 31, 2007
In thousands of U.S. Dollars, except per share amounts
(unaudited)

1.	Going Concern, Nature of Operations and Basis of Presentation

The Company is involved in the exploration, development and operation of gold properties. The Company owns a 49% interest in the Denton-Rawhide Mine, located near Fallon, Nevada, U.S.A., a 100% interest in certain mineral properties, known as El Dorado, located in El Salvador and exploration interests in other mineral claims in El Salvador, Chile and Argentina.

The Company has not yet determined whether any of its exploration properties contain mineral deposits that are economically recoverable. The recoverability of any amounts capitalized for Mining Property Acquisition costs in El Salvador is dependent upon the existence of economically recoverable mineral deposits, the ability of the Company to obtain the necessary financing to complete the exploration and development of its exploration properties, and upon future profitable production or proceeds from the disposition of its properties.

Going Concern

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) on a going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future There are conditions and risks that could cast substantial doubt on the validity of this assumption.

During the quarter ending July 31, 2007, the Company incurred a loss of $1,459 and had an accumulated deficit of $63,644. The operations of the Company have been funded primarily by its interest in the Denton-Rawhide Joint Venture and the use of funds raised through a short form prospectus equity financing that closed on March 1, 2006. The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain additional funding. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future.

These interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption to be inappropriate and these adjustments could be material.

Basis of Presentation

These interim consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, Dayton Mining (US) Inc., Pacific Rim Exploration Inc., Pacific Rim Cayman, Pacific Rim El Salvador S.A. de C.V., Dorado Exploraciones S.A. de C.V., Pac Rim Caribe III, International Pacific Rim S.A. and Pacific Rim Chile Limitada.

The 49% joint venture interest in Denton-Rawhide is accounted for on the proportionate consolidation basis.

The United States dollar is the Company’s principal reporting currency and the currency of measurement for all financial transactions reported in these interim consolidated financial statements.

With the exception of changes in accounting policies adopted since April 30, 2007 as described in note 2, the accompanying unaudited interim consolidated financial statements (the “financial statements”) have been prepared by management in accordance with the accounting principles and methods of application disclosed in the Company’s audited consolidated financial statements for the fiscal year ended April 30, 2007.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
July 31, 2007
In thousands of U.S. Dollars, except per share amounts
(unaudited)

1.	Going Concern, Nature of Operations and Basis of Presentation - continued

The financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and accordingly these financial statements should be read in conjunction with the audited financial statements and accompanying notes contained in the Company’s annual report for the year ended April 30, 2007 (the “Annual Report”).

The carrying values of the assets and liabilities of the Chilean operating subsidiary that owns the permanently closed Andacollo Mine were written off in December, 2000 with a corresponding charge to income at that time. Proceeds from creditor distributions and payments related to subsequent sales of the previously written off assets are credited in the year received to income as “Recovery of Investment in Andacollo Mine”.

The Company entered into an agreement dated September 21, 2005, with an arms-length buyer, to sell 100% of the shares of the Cayman and Chilean subsidiaries that owned the previously written off Andacollo Mine assets for a total price of $5,400. $3,000 of the sale price was received upon signing the agreement. The first payment of $1,000 against a $2,400 promissory note was received on September 20, 2006 as scheduled. The remaining payment of $1,400 due on September 20, 2007 will be recorded when received. The promissory note bears no interest and is secured by a charge over the assets sold.

2.	Significant Accounting Policies and Changes in Accounting Policies

On May 1, 2007, the Company adopted new accounting standards issued by the Canadian Institute of Chartered Accountants relating to financial instruments. These changes were adopted on a prospective basis with no restatement of prior year financial statements. The new accounting standards are as follows:

Financial Instruments

In accordance with this new standard, all financial instruments are classified as held-to-maturity, available-for-sale, held-for-trading or loans and receivables. Financial assets classified as held-to- maturity, loans and receivables and financial liabilities other than those held-for-trading are measured at cost. Financial instruments classified as available-for-sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Financial instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized in income.

As a consequence of adopting the Financial Instruments standard at May 1, 2007, temporary investments increased by $64 and the closure fund balance increased by $78, reflecting the adjustment for unrealized gains to state the balances at fair value.

Comprehensive income

In accordance with the new standard, a consolidated statement of comprehensive income/loss is now included in the Company’s consolidated financial statements and accumulated comprehensive income has been added to the shareholders’ equity section of the consolidated balance sheets. Accumulated comprehensive income/loss includes unrealized gains and losses on the financial assets classified as available-for-sale.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
July 31, 2007
In thousands of U.S. Dollars, except per share amounts
(unaudited)

3.	Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, temporary investments, receivables, closure fund, and accounts payable. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4.	Temporary Investments

	July 31,	April 30,
	2007	2007
Investments	$5,581	$7,937
	February 13, 2008 and	February 13, 2008 and
Maturity date	August 15, 2007	August 15, 2007
Interest Rate per annum	4.43% and 4.62%	4.43% and 4.62%

* Temporary investments are comprised of bankers acceptances guaranteed by large North American banking institutions, are callable on demand and pay interest for the period of the investment.

5.	Bullion

	July 31, 2007		April 30, 2007
	Gold	Silver	Gold	Silver
Ounces at refinery	3,512	26,771	1,192	18,013
Market value per ounce ($/oz.)	$664	$12.84	$678	$13.40
Market value	$2,330	$344	$808	$241
Total market value	$2,674		$1,049
Valuation – lower of cost and market	$1,888		$ 778

6.	Property, Plant and Equipment

	July 31,	April 30,
	2007	2007
Office Equipment and Vehicles	$400	$252
Accumulated depreciation	(180)	(175)
	220	77
Rawhide Mining Facility	26,643	26,542
Accumulated depreciation and amortization	(25,144)	(25,059)
	1,499	1,483
Mining Property Acquisition Costs – El Salvador	5,454	4,711
	$7,173	$6,271

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
July 31, 2007
In thousands of U.S. Dollars, except per share amounts
(unaudited)

7.	Closure Fund

The Denton-Rawhide Closure Fund investments are held in a trust managed by a Trustee that is a large North American banking institution. The trust funds are invested in mutual funds composed of U.S. Government guaranteed fixed income securities with maturities of one to five years. The balance of the investments at July 31, 2007 are presented at fair market value of $3,489 (see note 2). At April 30, 2007, the balance was presented at cost of $3,391, while the fair market value was $3,468.

At July 31, 2007, the closure trust funding is in excess of estimated total closure cost liabilities. The Company will not have access to any excess funding of these trusts until all related closure liabilities are satisfied and reclamation work is deemed complete by the Denton-Rawhide joint venture operator. Completion date of the reclamation work cannot be reasonably estimated at this time.

8.	Mineral Properties

a)	El Salvador Properties

The Company holds a 100% interest in certain mineral properties in El Salvador known as El Dorado. An Environmental Impact Study has been submitted to governmental authorities for their consideration and required approval before the exploration licence can be converted to an exploitation concession which is required to carry out mining in the licence area.

i)

Annual advance minimum royalty payments are required on the El Dorado property, which are the greater of $50 per year or a 3% net smelter return royalty (“NSR”). The Company has the right to purchase the NSR for $4,000 ($1,000 for 1.5% and $3,000 for the remainder) provided that the royalty is at least partially acquired within six months of commercial production.

All licences are subject to an El Salvador governmental NSR of 2%.

ii)

By agreement dated March 29, 2006, the Company has superseded an option agreement dated November 14, 2003 to acquire a parcel of land suitable for mineral exploitation activities within the El Dorado exploration licence area. Under the terms of the new agreement the Company has prepaid an annual rental fee in the amount of $29 with the option to purchase the parcel for a payment of $971 at any time up to April 1, 2007. During the third quarter of 2007, the Company commenced the process of exercising its option to purchase the parcel and advanced $300 of the $971 payment. During the first quarter of 2008, upon transfer of title in the parcel of land to the Company, the final $671 was paid.

	iii)	The Company maintains an additional 4 exploration licences adjacent to the El Dorado property known as Santa Rita, Guaco, Huaucuco and Pueblos.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
July 31, 2007
In thousands of U.S. Dollars, except per share amounts
(unaudited)

8.	Mineral Properties - continued

a)	El Salvador Properties - continued

iv)

By agreement dated February 6, 2006, the Company agreed to acquire from a consortium of private companies a 100% interest in an El Salvador exploration concession to be known as the Zamora property. This agreement was subsequently amended in September 2006 to include the acquisition of a 100% interest in the Cerro Colorado claims while maintaining the provisions in the agreement for the Company’s acquisition of the Zamora claims. Under the terms of the amended agreement, the Company maintains an option to purchase the Cerro Colorado and Zamora exploration concessions by making advance royalty payments as follows:

Upon TSX approval of the agreement:	100,000 shares plus 100,000 warrants of the Company
Yearly payments:	The greater of:
First anniversary	100,000 shares or $100 in shares of the Company
Second anniversary	140,000 shares or $140 in shares of the Company
Third anniversary	200,000 shares or $200 in shares of the Company
Fourth anniversary	300,000 shares or $300 in shares of the Company
Fifth and subsequent anniversaries	400,000 shares or $400 in shares of the Company

The advanced royalty payments will continue until production is achieved or the exploration concessions expire. Title to 100% of the Cerro Colorado and Zamora claims will be transferred to the Company at such time as a positive production decision is made by the Company. Upon achievement of commercial production from the Cerro Colorado or Zamora claims, the vendor will receive a 3% net smelter royalty to a maximum purchase price of $10,000 (inclusive of the value of the advance royalty payments made).

Upon TSX approval of the original agreement, 50,000 shares were issued on March 8, 2006. Upon TSX approval of the amended agreement, 100,000 shares and 100,000 warrants of the Company were issued on November 8, 2006. On February 13, 2007, 100,000 shares were issued pursuant to the first anniversary payment.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
July 31, 2007
In thousands of U.S. Dollars, except per share amounts
(unaudited)

8.	Mineral Properties - Continued

b)	Denton-Rawhide Joint Venture

i)	The Company owns a 49% interest in the Denton-Rawhide Mine. The Company’s 49% interest in assets and liabilities related to the joint venture is summarized as follows:

	July 31,	April 30,
	2007	2007
Current assets	$2,131	$1,209
Property, plant and equipment	1,499	1,483
Closure fund	3,489	3,391
Current liabilities	(1,000)	(1,003)
Long-term liabilities	(2,317)	(2,322)
Net assets	$3,802	$2,758

The condensed statements of operating income of the Company’s 49% interest are as follows:

	Three	Three
	Months	Months
	Ended	Ended
	July 31,	July 31,
	2007	2006
Sales	$1,339	$1,610
Costs and expenses	(224)	(970)
Net income	$1,115	$640

The condensed statements of cash flows of the Company’s 49% interest are as follows:

	Three	Three
	Months	Months
	Ended	Ended
	July 31,	July 31,
	2007	2006
Cash flows provided by operations	$48	$229
Cash flows provided by (used for) investment activities	(101)	-
Net cash flow	$(52)	$229

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
July 31, 2007
In thousands of U.S. Dollars, except per share amounts
(unaudited)

8.	Mineral Properties - Continued

b)	Denton-Rawhide Joint Venture - continued

ii)

By agreement dated October 28, 2004 and subsequently amended effective October 1, 2006, between the Company and Kennecott Rawhide Mining Company (the Denton-Rawhide joint venture partners – “Rawhide”) and Nevada Resource Recovery Group LLC (“NRRG”), Rawhide has agreed to the transfer of certain properties and assets required for an approved landfill business. The landfill will be operated and permitted by NRRG, utilizing the existing mine open pits as landfill sites, to dispose of permitted non-hazardous municipal wastes. As consideration for certain real property, including access and water rights, NRRG will pay $1,500. $500 of the amount has been paid into trust to fund additional activities needed to close the transaction, including the acquisition of title to additional lands within the area of interest to perfect the title of lands required for the operation. Should Rawhide complete these items and NRRG does not or is not able to complete their undertakings, any unspent balance in the trust will be released to Rawhide. The $1,000 balance of the consideration is to be paid on the closing date. Upon closing Rawhide and NRRG will sign a royalty payment agreement based on tipping fees generated by the landfill operation. Additional consideration, still to be determined, for certain buildings and other property required for the operation, will be paid to Rawhide on closing. The $500 received from NRRG has not been reflected in these financial statements as Rawhide has not yet removed the conditions for release from escrow. The October 1, 2006 amendment extended the closing date of the sale of the lands comprising the Denton-Rawhide open pits to on or before October 31, 2007 (formerly October 31, 2006).

c)	Other Exploration Properties

The Company holds exploration rights on mineral claims in Argentina which are largely unexplored and undeveloped.

9.	Accrued Closure Costs

The Company estimates its share of closure liabilities at the Denton-Rawhide Mine to be $3,550 at July 31, 2007 (April 30, 2007 - $3,556) of which $3,300 (April 30, 2007 - $3,306) is long-term and $250 (April 30, 2007 - $250) is current. Accrued closure costs consist of a pension liability component and an asset retirement obligation component. The closure fund (Note 7), held in trust, is provided as security to the mine operator for the Company’s portion of estimated closure liabilities.

Estimated closure liabilities are as follows:

		July 31, 2007		April 30, 2007
Current	$		$
Pension Liability		115		115
Asset retirement obligation (“ARO”)		135		135
		250		250
Long-term
Pension Liability		$1,099		$1,099
Pension asset		(984)		(984)
Asset retirement obligation		2,201		2,207
		2,316		2,322

Accretion cost during the period		$27		$60

Reclamation expenditures during the period		$(33)		$(127)

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
July 31, 2007
In thousands of U.S. Dollars, except per share amounts
(unaudited)

10.	Share Capital

Common Shares

The Company filed a Notice of Alteration of Articles, under the new Business Corporations Act (British Columbia) which, effective January 20, 2005 altered its authorized share structure from 1,000,000,000 common shares to an unlimited number of common shares.

Stock and warrants issues

	Number of warrants	Exercise price ($Cdn)	Expiry
April 30, 2007	100,000	0.81	November 7, 2009
Issued	-	-
Exercised	-	-
July 31, 2007	100,000	0.81	November 7, 2009

The assumptions used to determine the cost in the warrants pricing model are summarized below:

Date of warrant grant	November 8, 2006
Average risk free interest rate	4.00%
Average expected option life	3 years
Stock volatility – based on trading history	54.138%
Dividend payments during life of option	none
Total fair value of warrants granted	$51

Stock Options

In April 2002 Dayton Mining Corporation and Pacific Rim Mining Corporation were amalgamated. The stock options outstanding at that date were combined, provided that upon surrender, termination or expiry without exercise the shares would not be available for the grant of new options. There are no options outstanding under these pre-amalgamation plans as all options either have been exercised or have expired.

In October 2002 shareholders approved a stock option and bonus plan under which, up to 6,000,000 common shares are reserved for the grant of stock options and up to 367,000 common shares were reserved for the grant of bonus shares to directors, employees or consultants (“Eligible Parties”).

On August 29, 2006, shareholders adopted an evergreen incentive stock option plan (“2006 Plan”) whereby the maximum number of shares reserved for grant to Eligible Parties under the 2006 Plan is equal to 10% of the number of shares outstanding at the time of the grant, including all outstanding option granted under the 2002 Plan. The 2006 Plan replaces the 2002 Plan and the Company has discontinued granting any options under the 2002 Plan. However, any outstanding options granted under the 2002 Plan will continue to be governed by the 2002 Plan.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
July 31, 2007
In thousands of U.S. Dollars, except per share amounts
(unaudited)

10.	Share Capital - continued Stock Options - continued

Current option details are as follows:

	Number of Options

			Weighted Average
			Exercise Price
	October 2002 Plan	August 2006 Plan	(in Cdn $)	Expiry
Options outstanding at April 30, 2007	3,582,500	1,795,000	$0.86	2007-2010
3 mos. ended July 31, 2007 - granted	-	280,000	$0.97	2012
- exercised	-	-	-
Options outstanding at July 31, 2007	3,582,500	2,075,000	$0.87	2007-2012
Vested as at July 31, 2007	3,082,500	828,333	$0.72	2007-2012

The following table summarizes information about stock options outstanding to directors and employees as at July 31, 2007.

	Exercise Price	Number	Number
Expiry Date	(in Cdn $)	Outstanding	Vested
July 23, 2008	$0.43	130,000	130,000
October 8, 2008	$0.85	1,190,000	1,190,000
February 18, 2010	$0.75	1,250,000	1,250,000
January 26, 2008	$0.93	12,500	12,500
June 15, 2011	$0.74	500,000	333,333
August 27, 2011	$0.92	500,000	166,667
August 28, 2011	$0.92	1,470,000	700,000
December 03, 2011	$1.34	125,000	41,666
February 11, 2012	$1.32	200,000	66,667
June 12, 2012	$0.90	60,000	20,000
June 27, 2010*	$0.99	220,000	-
		5,657,500	3,910,833

* These are performance vested options that have a term of three years and vest upon attaining specified milestones.

Stock-based compensation expense as calculated using the Black-Scholes Option Pricing Model are summarized below with the assumptions used in the pricing model.

Stock-based Compensation Expense :	Three Months Ended
	July 31,	July 31,
	2007	2006
Administrative costs	$57	$106
Exploration costs	45	11
Total stock-based compensation	$102	$117

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
July 31, 2007
In thousands of U.S. Dollars, except per share amounts
(unaudited)

10.	Share Capital - continued Stock Options - continued

Black-Scholes Assumptions for the 60,000 options granted during quarter ended July 31, 2007*

Date of option grant	June 12,
2007
Average risk free interest rate	4.75%
Average expected option life	5 years
Average stock volatility – based on trading	66.77%
history
Dividend payments during life of option	none
Total fair value of option granted	$29

*For information regarding the fair value of previously granted options and the assumptions used in calculating the fair value please refer to the April 30, 2007 annual report.

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company’s stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company’s stock option awards.

11.	Gold Forward Sales Contracts – (Metal Prices in U.S. Dollars)

At July 31, 2007, the Company had no outstanding forward sales contracts (compared to 1,500 ounces for future delivery of gold at various dates from August to October 2006 at an average price of US$642 per ounce). At April 30, 2007, the Company’s outstanding forward sales contracts had a fair value of $10 which represented fair value to the Company if it were to settle those contracts prior to maturity.

The credit risk exposure related to the Company’s gold hedging activities is limited to the unrealized gains (losses) on outstanding contracts based on current market prices. The Company’s gold hedging contract counter parties are large international credit-worthy institutions.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
July 31, 2007
In thousands of U.S. Dollars, except per share amounts
(unaudited)

12.	Income Taxes

The Company has used prior period losses to eliminate income taxes that would otherwise be payable on current period income, except in the United States, where the Company’s US subsidiary, Dayton Mining (U.S.) Inc. is currently in a taxable position.

13.	Commitments

Lease Commitments

The Company is committed to payments under operating leases for office premises, office equipment and vehicles described in Note 13 of the audited consolidated financial statements contained in the April 30, 2007 annual report of the Company.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
July 31, 2007
In thousands of U.S. Dollars, except per share amounts
(unaudited)

14.	Segmented Information

	July 31,	April 30,
	2007	2007
Total Assets
Canada	$6,263	$9,748
USA	7,177	6,183
El Salvador	6,105	5,554
Argentina	6	9
Total	$19,551	$21,494

Total Property, Plant and Equipment
Canada	$220	$77
USA	1,499	1,483
El Salvador	5,454	4,711
Argentina	-	-
Chile	-	-
	$7,173	6,271

	Three Months Ended
	July 31,	July 31,
Revenue, Excluding Interest Income	2007	2006
USA	$1,339	$1,610

Total	$1,339	$1,610

Depreciation, Depletion and Amortization
Canada	$5	$3
USA	85	5
El Salvador	-	-
Argentina	-	-
Chile	-	-

Total	$90	$8

Net Income (Loss)
Canada	$(120)	$(447)
USA	1,012	577
El Salvador	(2,275)	(2,120)
Argentina	(76)	(54)
Chile	-	(2)

Total	$(1,459)	$(2,046)

15.	Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current period’s presentation.